Lightspeed Announces Registration Information for Capital Markets Day 2022
MONTREAL, October 13, 2022 /CNW Telbec/ - Lightspeed Commerce Inc. (NYSE: LSPD) (TSX: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today released the registration and attendance information for its Capital Markets Day at Lightspeed Headquarters in Montreal on Tuesday, November 15, 2022.
Lightspeed's senior management team will provide an update on the Company's products, markets and plans for the future. In person and virtual attendance will be available.
Lightspeed Capital Markets Day 2022
When: Tuesday, November 15, 2022.
Where: Lightspeed Headquarters, 700 Saint-Antoine Street East, Suite 300, Montreal
Time: 8:00 am – 12:00 pm ET
Online Registration: https://event.on24.com/wcc/r/3977233/FFBD60FCB491AAF94480B8A4CB51775F
In- Person Registration: https://forms.gle/aUpxW7DXtP8RocnD8
Replay: To access a replay of the event please visit the Investor Relations section of the Company's website where the webcast will be hosted for one year.
Webcast: https://investors.lightspeedhq.com

Investors and participants can register for the event in advance by visiting the events tab of Lightspeed’s Investor Relations site.
After registering for the event, registered participants will receive an email confirmation with a link to join on the day of the live event.

About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.
Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.

For more information, please visit: www.lightspeedhq.com
On social media: Linkedin, Facebook, Instagram, YouTube, and Twitter

Investor Contact: Gus Papageorgiou | investorrelations@lightspeedhq.com
SOURCE Lightspeed Commerce Inc.